Forbes

May 11, 2009

When Cheap Is a Bargain

Low-priced stocks often roar back after bear markets. Picking the ones that will involves more than chasing low price/earnings multiples. By Miriam Marcus

CATCHING FALLING KNIVES IS A phrase used to describe the process of buying stocks whose recent movement has been straight down. In the past year some of the world's most renowned investors have inflicted grievous injury to their portfolios and reputations via this risky feat.

Among them: David Bonderman, whose vulture investing shop TPG dumped $7 billion into Washington Mutual shortly before its demise. Another: former mutual fund impresario William Miller, whose Legg Mason Value Trust bet on cheap-looking financial institutions on their way to getting far cheaper.

With such tales in mind, investors should regard the stock market's recent mauling as a rare opportunity to buy, or at least window-shop, for undervalued stocks. The trick, of course, is distinguishing companies that have merely stumbled from the truly hopeless cases. Doing that requires going well beyond that most venerable of value yardsticks, the price/earnings ratio, which represents a stock's price as a multiple of net income per share.

At 865 the S&P 500 Index sells for 14 times Wall Street's consensus forecast for 2009 profit. (This $61 forecast is a composite of somewhat bullish forecasts for individual companies, and it's before nonrecurring writeoffs.) Over eight decades the average ratio has been 16. By that measure the market is cheap but not screamingly so.

Many good companies are selling for single-digit multiples of expected 2009 earnings, among them Boeing and Pfizer. Buying a company at a P/E well below its historical average can produce handsome returns, but blind allegiance to low numbers can also lead to big losses. During the housing boom the P/Es of the top home builders were low. Builders are almost all in the red now. In hindsight the low ratios were warning flares. Sometimes things are cheap for good reason.

How to separate deservedly cheap stocks from real bargains? Brothers Kent G. Croft and G. Russell Croft, managers of the Croft Value and Croft Income funds, combine low earnings multiples with other indicators, such as cash flow, book value and debt-to-enterprise value. The Crofts do not take forecasts from sell-side analysts at face value. They note that during recessions these experts overestimate earnings by between 30% and 35%.

To avoid the falling knives, the Crofts look for companies with gains in earnings over the past two years and prospects for more. "If there's visible growth, [low] P/E investing is as valid as ever," says Kent Croft.

Besides their mutual funds, with only $72 million between them, the Crofts' Baltimore firm has $478 million in separately managed accounts. Croft Value received a B rating for both bull and bear markets in FORBES' most recent quarterly fund ratings. Over five years the fund has returned an annualized -0.1%, versus -3.6% for the S&P 500.

CVS Caremark, the drugstore chain and pharmacy benefit manager, is one of the Crofts' top holdings. Russell Croft expects earnings to increase 15% annually for sev-

REAL DEALS

Lots of stocks have gotten cheap lately. To determine which ones are likely to prove true bargains, we screened for those that clear hurdles for several measures of value.

COMPANY | INDUSTRY	CLOSING PRICE (4/16/09)	EST P/E NEXT 12 MONTHS	EST LONG-TERM EARNINGS GROWTH	PRICE/ SALES	MARKET VALUE ($BIL)
CVS CAREMARK | Retail (drugs)	$30.45	12	14%	0.5	$42.1
UNITEDHEALTH GROUP | Health ins	24.36	8	11	0.4	30.2
AETNA | Health insurance	26.06	7	13	0.4	12.4
BALDOR ELECTRIC | Electronics	18.98	13	14	0.4	0.8
CORN PRODUCTS INTL | Food	23.03	10	10	0.4	1.7
CARDINAL HEALTH | Biotechnology	33.85	9	12	0.1	12.2
COMPUTER SCIENCES | Computer svcs	37.56	9	10	0.3	5.6
RELIANCE STEEL & ALUM | Metal	35.67	11	12	0.3	2.5
ALPHA NATURAL RESOURCES | Coal	17.42	8	23	0.5	1.3

Prices as of market close on Apr. 16. Source: FT Interactive Data and Thomson IBES via FactSet Research Systems.

eral years. At $30 shares sell for 12 times the Crofts' estimate of 2009 earnings. They believe the firm's $2.9 billion buyout of Longs Drug Stores last October will pay off with Longs' presence in the West. CVS can also expand sales of high-margin generics, he says.

The Crofts like health insurance providers UnitedHealth Group and Aetna. Their stocks fell sharply after President Obama unveiled his health care plan. UnitedHealth sells for 8 times and Aetna 7 times the Crofts' expectations for 2009 earnings.

The Crofts figure Baldor Electric is going for 14 times 2009 earnings and 12 times next year's. Baldor's $1.8 billion 2007 acquisition of Rockwell Automation's power systems business expanded offerings of high-efficiency motors. With some bank loan agreements recently updated, Baldor seems to have escaped the worst of the credit crunch.

The stocks in the table (see p. 50) are either Croft holdings or pass screens that follow their thinking. The stocks sell for 12 or less times trailing net (market average: 14), 0.75 or less times trailing revenue (market: 1.56). Sales must have grown 5% or more the past year. Consensus forecasts must project higher profits over the next two years. We set the market cap floor at $500 million and the revenue minimum at $500 million.

Corn Products International trades at 10 times the consensus forecast for 2009; the stock is off 58% from its 52-week high. The company sells corn syrup for soda pop; by-products for animal feed; and dextrose and starches for drugs, textiles and papermaking—all expanding markets.   F



MARC ROSENTHAL FOR FORBES


